AMENDED INFORMATION STATEMENT


                                  INTRAC, INC.
                                130 West 42nd St.
                                   12th Floor
                               New York, NY 10036
                                 (212) 554-4550

                                    ---------

     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Intrac, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this information statement to "the Company", "we", "us" and "our" are to Intrac, Inc.

                                  INTRODUCTION

     We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders (the "Ten Day Period"), the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change of Control" will be completed.

     Pursuant to an Agreement and Plan of Merger, dated December 6, 2004 (the "Merger Agreement"), by and among the Company, Intrac Merger Sub Inc., a Delaware corporation and our newly-formed wholly-owned subsidiary ("Merger Sub"), and Innovative Drug Delivery Systems, Inc., a Delaware corporation ("IDDS"), Merger Sub merged with and into IDDS, with IDDS remaining as the surviving company and becoming a wholly-owned subsidiary of the Company (the "Merger"). The Merger was effective as of December 6, 2004 (the "Effective Time"), upon the filing of the Certificate of Merger with the Delaware Secretary of State.

     Immediately prior to the Effective Time of the Merger, we had outstanding 99,989 shares of Common Stock, 200,000 shares of Series A Preferred Stock and 8% Series SPA Senior Subordinated Convertible Redeemable Debentures in the outstanding amount of approximately $421,000. As a condition to the Merger, all of our Series A Preferred Stock was repurchased for $1.00 and the Debentures were converted into an aggregate of 1,053,201 shares of Common Stock. Upon the Merger, the outstanding shares of IDDS Common Stock were exchanged at a ratio of
1.0184107 shares of our Common Stock for each outstanding share of IDDS Common Stock (the "Exchange Ratio"). As of December 7, 2004, we had outstanding 25,626,435 shares of Common Stock. The Common Stock is our only outstanding class of securities.

     In addition, the outstanding warrants and options for the purchase of IDDS Common Stock are being exchanged for the warrants and options of the Company's Common Stock at the Exchange Ratio with a proportionate adjustment in the exercise price.

     Holders of shares of our Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.

     Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.

     For additional information about the Merger and IDDS, reference is made to our Form 8-K filed for an event of December 6, 2004, and amendments thereto, which are available on the SEC website and can be assessed at www.sec.gov or upon request from us.

                                CHANGE OF CONTROL

     Because of the exchange of securities pursuant to the Merger Agreement, there was a "change in control" of the Company on the Effective Date. In addition, upon the Merger, one of our two directors resigned, and was replaced by Douglas G. Watson, Chairman of IDDS, and upon the expiration of the Ten Day Period, the other continuing director will resign, and the board of directors (the "Board") will be increased to five persons and the four designees mentioned herein will become directors of the Company.

     In accordance with the Merger Agreement, our Board of Directors was reconstituted immediately following the Effective Time and the newly-constituted board of directors appointed new officers of the Company as follows: Fred Mermelstein, PhD., as President, Chief Executive Officer and Secretary; Douglas
A. Hamilton as Chief Operating Officer and Chief Financial Officer; and Daniel
B. Carr M.D., as Chief Medical Officer. More information concerning the change in directors and officers and biographical information regarding each of the Company's new officers and directors is set forth below in this Form 14F-1 under the heading "Officers, Directors and Key Employees Following Merger".

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of the close of business on December 6, 2004 for: (1) each person known by us to beneficially own more than 5% of our voting securities, (2) each executive officer, (3) each of our directors, including persons who are to become directors, and (4) all of our executive officers and directors as a group.

     The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of December 6, 2004, through the exercise or conversion of any stock option, convertible security, warrant or other right (a "Presently Exercisable" security). Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

     Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of capital stock listed as owned by that person. Unless otherwise indicated, the address of each of the following persons is c/o Intrac, Inc., 130 West 42nd Street, 12th Floor, New York, NY 10036.

--------------------------------------------------------------------------------
        NAME AND ADDRESS                           COMMON STOCK
       OF BENEFICIAL OWNER
--------------------------------------------------------------------------------
                                            NUMBER OF        PERCENTAGE
                                             SHARES           OF CLASS
--------------------------------------------------------------------------------
Lindsay A. Rosenwald (1)                    4,847,962           18.9%
c/o Paramount BioCapital Investments
787 Seventh Avenue, 48th Floor
New York, NY 10019
--------------------------------------------------------------------------------
Elizabeth Rogers (2)
7772 Fisher Island Drive
Miami FL, 33109                             1,643,461            6.4%
--------------------------------------------------------------------------------
Fred H. Mermelstein (3)                     1,055,501            4.0%
--------------------------------------------------------------------------------
Peter M. Kash (4)                             811,169            3.1%
--------------------------------------------------------------------------------
Douglas A. Hamilton (5)                       718,671            2.8%
--------------------------------------------------------------------------------
Douglas G. Watson (6)                          86,565            0.3%
--------------------------------------------------------------------------------
Daniel B. Carr (7)                                 -0-           0.0%
--------------------------------------------------------------------------------
Jackie M. Clegg (8)                                -0-           0.0%
--------------------------------------------------------------------------------
All officers and directors
as a group (9)                              2,671,906           10.3%
--------------------------------------------------------------------------------

(1) Includes (i) an aggregate of 2,230,679 shares of Common Stock held on behalf of Dr. Rosenwald's children and (ii) 386,610 shares of Common Stock owned by Horizon Biomedical Ventures, LLC. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) Includes (i) a unit purchase option to acquire 17,247 shares of Common Stock, (ii) warrants to purchase 1,724 shares of Common Stock and (iii) 77,614 shares of Common Stock obtainable upon exercise of Presently Exercisable stock options, all granted to Mark C. Rogers, an affiliate of Elizabeth Rogers. Excludes 97,150 shares of Common Stock owned by Dr. Rogers' adult children who do not reside with Dr. Rogers.

(3) Includes 503,184 shares of Common Stock obtainable upon exercise of Presently Exercisable stock options. Excludes 84,867 shares of Common Stock obtainable upon exercise of stock options not Presently Exercisable.


                                       3


(4) Includes 18,223 shares of Common Stock owned by each of Kash Family Trust, Coby Kash, Jared Kash and Shantal Kash, affiliates of Peter Kash. Mr. Kash disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes (i) 138,858 shares of Common Stock obtainable upon exercise of Presently Exercisable stock options and
     (ii) a unit purchase option to acquire 170,393 shares of Common Stock and warrants to purchase 17,040 shares of Common Stock.

(5) Includes 333,450 shares of Common Stock obtainable upon exercise of Presently Exercisable stock options. Excludes 50,921 shares of Common Stock obtainable upon exercise of stock options not Presently Exercisable.

(6) Includes 86,565 shares of Common Stock obtainable upon exercise of Presently Exercisable stock options.

(7) Excludes 916,570 shares of Common Stock obtainable upon exercise of stock options not Presently Exercisable.

(8) Excludes 50,921 shares of Common Stock obtainable upon exercise of stock options not Presently Exercisable.

(9)  Includes all shares of the persons denoted in footnotes (3) through (8).


                        EXECUTIVE OFFICERS AND DIRECTORS

     In accordance with the Plan of Merger, our Board of Directors was reconstituted immediately following the Effective Time of the Merger. Specifically, prior to December 6, 2004, our Board of Directors consisted of Royce Diener and Geoffrey Alison. Upon the expiration of the Ten Day Period, the number of directors will be increased to five persons.

OFFICERS, DIRECTORS AND KEY EMPLOYEES FOLLOWING MERGER

     Immediately following the Merger, on December 6, 2004, in accordance with our Bylaws and the Nevada Revised Statutes, Mr. Diener resigned and Douglas G. Watson was appointed to fill the vacancy caused by the resignation. Mr. Watson is Chairman and an existing director of IDDS. Following Mr. Watson's appointment, the Company's newly-constituted board of directors appointed new officers of the Company, as follows: Fred Mermelstein as President, Chief Executive Officer and Secretary, Douglas A. Hamilton as Chief Operating Officer and Chief Financial Officer, Douglas G. Watson as Chairman and Daniel B. Carr as Chief Medical Officer. In addition, upon the expiration of the Ten Day Period, the other continuing director, Geoffrey Alison, will resign, and the four designees mentioned herein will become directors of the Company. Biographical information for the Company's new officers and directors is set forth below.

--------------------------------------------------------------------------------
NAME                            AGE    POSITION
--------------------------------------------------------------------------------
Douglas G. Watson               58     Chairman of the Board and Director
--------------------------------------------------------------------------------
Fred H. Mermelstein, Ph.D.      45     President, Chief Executive Officer,
                                       Secretary, and Director Designee
--------------------------------------------------------------------------------
Douglas A. Hamilton             39     Chief Operating Officer, Chief Financial
                                       Officer
--------------------------------------------------------------------------------
Daniel B. Carr, M.D.            56     Chief Medical Officer and Director
                                       Designee
--------------------------------------------------------------------------------
Jackie M. Clegg                 41     Director Designee
--------------------------------------------------------------------------------
Peter M. Kash                   41     Director Designee
--------------------------------------------------------------------------------


     DOUGLAS G. WATSON. Mr. Watson has served as a member of IDDS's board of directors since April 2002. He is the Chief Executive Officer of Pittencrieff Glen Associates, a consulting company, which Mr. Watson founded in June 1999. From January 1997 to June 1999, Mr. Watson served as President, Chief Executive Officer and a director of Novartis Corporation, the U.S. subsidiary of Novartis A.G. Mr. Watson serves as a director of Engelhard Corporation, Orasure Technologies Inc., Genta Inc., and Dendreon Corporation as well as several privately held companies. Mr. Watson is the chairman of Freedom House Foundation and serves on the President's Advisory Council of Drew University. Mr. Watson holds a M.A. in Mathematics from Churchill College, Cambridge University. He is also a member of the Chartered Institute of Management Accountants.


     FRED MERMELSTEIN, PH.D. Dr. Mermelstein has served as a member of IDDS's board of directors and its President from inception in February 1998 through July 2003 when he also became Chief Executive Officer. Prior to serving as Chief Executive Officer of IDDS, Dr. Mermelstein was Director of Venture Capital for Paramount Capital Investments, LLC and is a member of Orion Biomedical GP, LLC. He currently serves as a director of Cardiome Pharma, Inc., Adherex Technologies, Inc., and the Jordan Heart Foundation. From February 1997 until January 2000, Dr. Mermelstein served as a director and the Chief Scientific Officer of PolaRx BioPharmaceuticals, an oncology-based biopharmaceutical company. Dr. Mermelstein also serves on the scientific advisory board of Cardiome Pharma, Inc. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey ("UMDNJ") Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.


     DOUGLAS A. HAMILTON. Mr. Hamilton has served as IDDS's Chief Financial Officer since March 1999 and as its Chief Operating Officer since April 2001. Mr. Hamilton concurrently served as Chief Financial Officer and Project Manager for Trisenox(R) at PolaRx BioPharmaceuticals from March 1999 to October 2000.

Mr. Hamilton also concurrently served from March 1999 to August 2002 as Director, Business Development at Paramount Capital Investments, LLC. From October 1997 to March 1999, Mr. Hamilton served as Project Manager for Zithromax(R) and Vfend(R) in addition to being a member of the Strategic Asset Management (SAM) task force in Central Research at Pfizer, Inc. From August 1993 to October 1997, Mr. Hamilton served as Project Manager at Amgen Inc. for EPOGEN(R), Aransep(R) and STEMGEN(R), among other products, and assumed responsibility for developing and leading a research and development portfolio management system. Mr. Hamilton has also served in various capacities at other biopharmaceutical companies including sales and marketing at Pharmacia, business development at NPS Allelix Biopharmaceuticals, Inc. and research at Pasteur Merieux Connaught. Mr. Hamilton holds a M.B.A. from the Richard Ivey School of Business and a B.S. in Molecular Biology and Molecular Genetics from the Department of Medical Genetics at the University of Toronto.


     DANIEL B. CARR M.D. Dr. Carr joined IDDS as Chief Medical Officer in September 2004 from the position as Saltonstall Professor of Pain Research at Tufts-New England Medical Center, and Professor of Anesthesiology and Medicine at Tufts University School of Medicine, which he held since 1994. He ended his clinical responsibilities effective September 2004. From 1995 to 2003, he also served as the Medical Director of the Pain Management Program at the New England Medical Center, until it was merged with its sister program at Caritas St. Elizabeth's Medical Center, having served as Executive Director for Research at the latter institution since the program's inception there in 1998. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research's Clinical Practice Guidelines on Acute and Cancer Pain Management. He is Editor-in-Chief of Pain:
Clinical Updates published by the International Association for the Study of Pain ("IASP"), and has served as a Director of the American Pain Society and the IASP and as a consultant to Endo Pharamaceuticals. Dr. Carr has served as a consultant and advisor to multiple pharmaceutical companies including Abbott Laboratories, Endo Pharmaceuticals, Inc., Janssen Pharmaceuticals, Mallinckrodt, Ortho McNeil and Purdue Pharma.


     JACKIE M. CLEGG. The Honorable Jackie M. Clegg was appointed as a director of IDDS in February 2004. In September 2001, she formed the international strategic consulting firm Clegg International Consultants, LLC ("CIC") specializing in emerging markets. Previously, Ms. Clegg served a four year term as Vice Chair and First Vice President of the Export-Import Bank of the United States ("Ex-Im Bank"). She also served as Ex-Im Bank's Chief Operating Officer from January 1999 through fiscal year 2000. Prior to joining Ex-Im Bank, Ms. Clegg worked for ten years in the United States Senate for Senator Jake Garn and on the staff of both the Senate Banking and Appropriations Committees. Ms. Clegg is also currently serving as a Director of Blockbuster Inc. and the Chicago Board of Trade.


     PETER M. KASH. Mr. Kash has served as a member of IDDS's board of directors since February 2001 and was named Vice Chairman of IDDS in December 2003. He has served as Vice Chairman of Keryx BioPharmaceuticals, Inc. and as a member of its board of directors since February 2001. Additionally, in September 2004, Mr. Kash was a co-founder and has been chairman of Two River Group Holdings, LLC.

From 1991 through August 2004, he was a director and Senior Managing Director of Paramount BioCapital, Inc. In addition, Mr. Kash has served as an Adjunct Professor at The Wharton School of Business since 1996 and is currently a Visiting Professor. Mr. Kash also serves as a director of the Aries Master Fund, The Aries Master Fund II, and Aries Select, Ltd., for each of which Paramount BioCapital, Inc. serves as general partner. Mr. Kash is also a member of Orion Biomedical GP, LLC. Mr. Kash holds a M.B.A. in Finance and Banking from Pace University.


BOARD OF DIRECTORS' MEETINGS


     During the fiscal year ending December 31, 2004, our board of directors did not hold any meetings attended by directors; instead, it took all actions by unanimous written consent of the directors, as permitted by Nevada law.

     We did not hold a stockholders meeting in fiscal 2003 or 2004. We plan to call an annual meeting in 2005 after the 2004 financial statements are completed. Our policy will be that Board members should attend our annual meetings of stockholders.


BOARD COMMITTEES


     As an inactive company, we did not have any Board Committees. It is the intention of Mr. Watson and the four designees that at the first Board meeting after they become directors to establish an Audit Committee and Compensation Committee and to appoint the three independent directors (Ms. Clegg, Mr. Kash and Mr. Watson) to serve on these Committees. The new Board also will consider establishing a Nominating Committee and a Corporate Governance Committee. As part of its mandate, the Corporate Governance Committee would be responsible for establishing a process for communications by stockholders to the Board and dissemination of such communications among the directors.

     After establishment of any of these Committees, the Committee Charters will be posted on our web site (presently www.idds.com) or publicly filed with the SEC and available on www.sec.gov.


EMPLOYMENT AGREEMENTS

     The only employment by the Company or IDDS with any executive officer is the agreement with Daniel B. Carr.

     Dr. Carr's employment with IDDS is governed by an employment agreement effective as of September 7, 2004 ("Carr Employment Agreement"), which is being assigned and assumed by the Company. Under the terms of the Agreement, Dr. Carr was appointed Chief Medical Officer. The board of directors has the option of determining, in its sole discretion, whether to appoint Dr. Carr as the Chief Executive Officer anytime prior to March 7, 2005. The term of the Agreement is three years, unless earlier terminated (including failure by the board of directors to appoint Dr. Carr as Chief Executive Officer which triggers Dr. Carr's right to terminate). Dr. Carr is receiving an initial annual base salary of $350,000, plus a guaranteed bonus of $50,000 payable within 30 days of the first anniversary of the effective date of the Carr Employment Agreement, plus certain incentive compensation at the discretion of the board of directors, if certain performance targets are met, of up to $320,000 or options for 200,000 shares of Company Common Stock. In addition, Dr. Carr had been granted an option to purchase 916,750 shares of Company Common Stock at a price per share equal to $1.96, adjusted for the Merger, vesting in three equal installments commencing upon the first anniversary of the employment agreement.

     If Dr. Carr's employment is terminated as a result of his death or disability, the Company would be obligated to pay to Dr. Carr or to Dr. Carr's estate, as applicable, his base salary and any accrued but unpaid bonus and expense reimbursement amounts through the date of his death or disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of his disability or death shall be deemed to have expired as of such date. If Dr. Carr's employment is terminated by the board of directors for cause, then the Company would be obligated to pay to Dr. Carr his base salary and expense reimbursement through the date of his termination and Dr. Carr shall have no further entitlement to any other compensation or benefits from the Company. All stock options that have not vested as of the date of termination shall be deemed to have expired as of such date and any stock options that have vested as of the date of Dr. Carr's termination for cause shall remain exercisable for a period of 90 days following the date of such termination. If Dr. Carr's employment is terminated by the upon the occurrence of a change of control of within six months thereafter, the Company would be obligated to (i) continue to pay to Dr. Carr his salary for a period of six months following such termination, (ii) pay Dr. Carr any accrued and unpaid bonus, and (iii) pay expense reimbursement amounts through the date of termination. All stock options that have not vested as of the date of such termination shall be accelerated and deemed to have vested as of such termination date. If Dr. Carr's employment is terminated by the board of directors by not appointing him as Executive President and Chief Executive Officer, then (i) the Company would be obligated to pay to Dr. Carr his base salary for a period of six months from the date of such termination and expense reimbursement through the date of termination and (ii) all of the stock options shall immediately expire and be deemed null and void. If Dr. Carr's employment is terminated without cause, or by Dr. Carr for good reason, then the Company would be obligated to (i) continue to pay to Dr. Carr his base salary for a period of 12 months from the date of such termination, (ii) pay Dr. Carr the bonus he would have earned had he been employed for six months from the date which such termination occurs, and (iii) pay Dr. Carr any expense reimbursement amounts owed through the date of termination. All stock options that are scheduled to vest in the contract year of the date of such termination shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or deemed to have vested pursuant to the preceding sentence) shall be deemed expired, null and void. Any stock options that have vested as of the date of Dr. Carr's termination shall remain exercisable for a period as outlined in the Company's omnibus stock option program.

     This is the only employment agreement that the Company or IDDS has entered into with any executive officer.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation for services rendered in all capacities for the fiscal years ended December 31, 2003, 2002 and 2001 by the chief executive officer and other most highly compensated officers of IDDS who have become executive officers of the
Company:

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                 ANNUAL COMPENSATION                AWARDS
                                         -----------------------------------     ------------
                                                                                  SECURITIES
                               FISCAL                           OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS      COMPENSATION     OPTIONS 1/2/
---------------------------    ------    ------      -----      ------------     ------------
Fred H. Mermelstein, Ph.D.      2004    $190,000         __      $   __               __
President and Chief             2003     148,250         __          __               __
Executive Officer               2002     120,000         __          __               __

Douglas A. Hamilton             2004    $165,000    $    __          __               __
Chief Operating Officer and     2003     205,182         __          __               __
Chief Financial Officer         2002     154,438     55,000          __               __

1/ Dr. Mermelstein was granted options for 381,904 shares at exercise prices from $1.50 to $1.96 per share in 2003 and for 102,663 shares at exercise prices from $3.86 to $5.36 in 2002, and no options in 2004. The share information in these footnotes is based upon shares of the Company's Common Stock giving effect to the Merger.

2/ Mr. Hamilton was granted options for 229,142 shares at exercise prices from $1.50 to $1.96 per share in 2003, and no options in 2004 or 2002.

STOCK OPTION PLAN

     Prior to the Merger, we adopted the 2004 Omnibus Stock Incentive Plan covering the grant of stock options, restricted stock and other employee awards, subject to stockholder ratification. This Plan follows the IDDS Amended and Restated 2000 Omnibus Stock Incentive Plan. Upon the Merger, the outstanding options under the IDDS Plan were exchanged for options under our Plan with the number of option shares and the exercise prices adjusted to reflect the Merger exchange ratio. As of December 6, 2004, under our Plan, options for the purchase of an aggregate of 3,923,332 shares of our Common Stock were outstanding at exercise prices ranging from $1.50 to $5.36 per share. It is contemplated that the Compensation Committee when established will have the authority to act as the Committee under our Plan for the grant of stock options and other awards to officers, directors, employees and consultants.

DIRECTORS COMPENSATION

     We plan to compensate non-employee members of our Board for serving as a Board member up to $2,500 per meeting and through the grant of stock options on an annual basis and a per meeting basis, including Committee meetings, in an amount to be determined by the new Board.

                                         By Order of the Board of Directors

                                         Fred Mermelstein,
                                         President and CEO

Dated: December 17, 2004